UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Soleno Therapeutics Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
834203200
(CUSIP Number)

John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834203200
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth LLP 98-0518585

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	10,544,399*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	10,544,399*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 10,544,399*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 13.2%*

14. Type of Reporting Person (See Instructions): PN

*As of June 26, 2020 (the “Event Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 10,544,399 shares of common stock, par value $0.001 per share (the “Common Shares”), of Soleno Therapeutics, Inc. (the “Issuer”). 10,302,602 of the Common Shares reported above are held by Abingworth Bioventures VII, LP (“ABV VII”), 233,463 of the Common Shares reported above are issuable within 60 days of the Event Date upon exercise of a warrant (the “Warrant”) held by ABV VII and 8,334 of the Common Shares reported above are issuable within 60 days of the Event Date upon exercise a stock option (the “Option”) held by Dr. Andrew Sinclair, a director of the Issuer. Abingworth, as the investment manager of ABV VII, may be deemed to beneficially own the 10,302,602 Common Shares and the Warrants exercisable into 233,463 Common Shares held by ABV VII and the 8,334 Common Shares issuable upon exercise of the Option within 60 days of the Filing. Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the Option and any Common Shares issuable upon exercise of the Option for the benefit of ABV VII, and must exercise the Option solely upon the direction of Abingworth, as a result of which each of ABV VII and Abingworth may be deemed to beneficially own any Common Shares issuable upon exercise of the Option within 60 days of the Event Date. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 13.2% of the Common Shares deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 79,535,365 Common Shares issued and outstanding as of the Event Date, based on obtained from the Issuer and other publicly available information.

CUSIP No. 834203200
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures VII, LP 93-1331173

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	10,544,399*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	10,544,399*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 10,544,399*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 13.2%*

14. Type of Reporting Person (See Instructions): PN

*Consists of 10,302,602 Common Shares and Warrants to purchase up to 233,463 Common Shares held directly by ABV VII and 8,334 Common Shares issuable within 60 days of the Event Date upon exercise of the Option held by Dr. Andrew Sinclair, a director of the Issuer. Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the Option and any Common Shares issuable upon exercise of the Option for the benefit of ABV VII, and must exercise the Option solely upon the direction of Abingworth, as a result of which each of ABV VII and Abingworth may be deemed to beneficially own any Common Shares issuable upon exercise of the Option within 60 days of the Event Date. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 13.2% of the Common Shares deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 79,535,365 Common Shares issued and outstanding as of the Event Date based on information obtained from the Issuer and other publicly available information.

Item 1.	Security and Issuer

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person (as defined in the Schedule 13D) with the Securities and Exchange Commission on December 27, 2018 (the “Schedule 13D”). This Schedule 13D, as amended by this Amendment, relates to the common stock, par value $0.001 per share (the “Common Shares”), of Soleno Therapeutics Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1235 Radio Road, Suite 110, Redwood City, CA 94065. Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

On June 26, 2020, ABV VII purchased 3,333,330 Common Shares pursuant to an underwritten public offering of the Issuer at a purchase price of $1.65 per Common Share for a total of $5,499,994.50. ABV VII purchased these Common Shares with its investment capital. Abingworth does not directly own any of the shares of Common Stock.

On May 18, 2020, a stock option (the “May Option”) was granted to Dr. Sinclair, as director’s compensation, with respect to 9,530 Common Shares, with 100% of the shares vesting on May 18, 2021 or the day before the Issuer’s 2020 Annual Shareholder Meeting, whichever is earlier. The May Option can be exercised at any time as to vested shares, at an exercise price of $3.41, until the expiration date of May 18, 2030.

On December 21, 2018, a stock option (the “Option”) was granted to Dr. Sinclair, as director’s compensation, with respect to 20,000 Common Shares, with 100% of the shares vesting in 48 equal monthly installments beginning on December 21, 2018. Options to purchase up to 8,334 Common Shares are exercisable within 60 days of the Event Date. The Option can be exercised at any time as to vested shares, at an exercise price of $1.57, until the expiration date of December 21, 2028.

Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the May Option, the Option and any Common Shares issuable upon exercise of the May Option or the Option for the benefit of ABV VII, and must exercise the May Option and the Option solely upon the direction of Abingworth.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Currently, Dr. Andrew Sinclair, Partner and Portfolio Manager of Abingworth, serves on the Board of Directors of the Issuer (the “Board”). Dr. Sinclair was appointed to the Board on December 21, 2018. Dr. Sinclair will serve as a Class I director, with a term expiring at the annual meeting of stockholders to be held in 2021, when he is expected to stand for election by a vote of the Issuer’s stockholders. Dr. Sinclair will also serve on the Issuer’s Audit Committee and Nominating Committee.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

As of the Event Date, Abingworth as the investment manager of ABV VII may be deemed to beneficially own an aggregate of 10,544,399 Common Shares of the Issuer consisting of 10,302,602 Common Shares, Warrants to purchase up to 233,463 Common Shares held directly by ABV VII and 8,334 Common Shares issuable within 60 days of the Event Date upon exercise of the Option held by Dr. Andrew Sinclair, a director of the Issuer. Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the Option and any Common Shares issuable upon exercise of the Option for the benefit of ABV VII, and must exercise the Option solely upon the direction of Abingworth. As a result, each of ABV VII and Abingworth may be deemed to beneficially own any Common Shares issuable upon exercise of the Option within 60 days of the Event Date. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Exchange Act, Abingworth may be deemed to beneficially own 13.2% of the Common Shares deemed issued and outstanding.

Except as described herein, during the past sixty (60) days on or prior to June 26, 2020 (the “Event Date”), and from the Event Date to the Event Date, there were no other purchases or sales of Common Shares, or securities convertible into or exchangeable for Common Shares, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and any of the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated December 27, 2018, signed by each of the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Issuer with the Securities and Exchange Commission on December 27, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2020

ABINGWORTH BIOVENTURES VII, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Abingworth LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).